Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter and Year ended March 31, 2019 under IFRS

IT Services Revenue grew 1.4% sequentially

Net Income for the quarter grew by 37.7% YoY

Bangalore, India and East Brunswick, New Jersey, USA – April 16, 2019 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2019.

Highlights of the Results

Results for the Year ended March 31, 2019:

•	Gross Revenue was ₹585.8 billion ($8.5 billion1), an increase of 7.5% YoY

•	IT Services Segment Reported Revenue was $8,120.3 million and grew at Adjusted[2] YoY growth of 3.8%

•	Adjusted[2] Non-GAAP[3] constant currency IT Services Segment Revenue grew 5.4% YoY

•	IT Services Operating Margin[4] for the year was 17.9%, an expansion of 1.8% YoY

•	Net Income was ₹90.0 billion ($1.3 billion1), an increase of 12.4% YoY

•	EPS for the year was ₹14.99 per share, a growth of 18.6% YoY

•	Board approves Buyback proposal of ₹105 billion ($1.5 billion1) at a buyback price of ₹ 325 ($4.71)

Results for the Quarter ended March 31, 2019:

•	Gross Revenue was ₹150.1 billion ($2.2 billion1), an increase of 9.0% YoY

•	IT Services Segment Revenue was $2,075.5 million, a growth of 1.4% QoQ

•	Non-GAAP[3] constant currency IT Services Segment Revenue grew by 1.0% QoQ. Adjusted[2] Non-GAAP[3] constant currency IT Services Segment Revenue grew 6.9% YoY

•	IT Services Operating Margin[4] for the quarter was at 19.0%, an increase of 4.4% YoY

•	Net Income for the quarter was ₹24.8 billion ($359.1 million1), an increase of 37.7% YoY

•	EPS for the quarter was ₹4.13 per share, a growth of 37.7% YoY

Performance for the quarter & year ended March 31, 2019

Abidali Z. Neemuchwala, CEO and Executive Director said, “Our teams have executed well on our strategy which has resulted in consistent improvement of YoY growth each quarter. We have built a strong foundation for growth on the back of healthy order book and continued investments in big bet areas of Digital, Cyber security, Engineering services and Cloud. Our customers find these investments relevant as part of their digital transformation and IT Operations landscape modernization, enabling us to win in the market”.

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹69.16, as published by the Federal Reserve Board of Governors on March 31, 2019. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2019 was US$1= ₹70.28

2.	The YoY growth rates for quarter and year ended March 31, 2019 have been computed by adjusting revenues for the divestment of our hosted data center services business.

3.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

4.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Jatin Dalal, Chief Financial Officer said, “Our rigor in execution and focus on improved quality of revenues has resulted in Operating Margins expansion of 1.8% for the year. Our Operating Cash Flows was robust and 129.2% of our Net Income for the year. The announcement to buyback equity shares is part of our philosophy to deliver efficient returns to shareholders.”

Outlook for the Quarter ending June 30, 2019

We expect Revenue from our IT Services business to be in the range of $2,046 million to $2,087 million*. This translates to a sequential growth of -1.0% to 1.0% excluding the impact of the divestment of our Workday and Cornerstone On Demand business which was concluded in the quarter ended March 31, 2019.

*	Outlook is based on the following exchange rates: GBP/USD at 1.32, Euro/USD at 1.14, AUD/USD at 0.71, USD/INR at 70.16 and USD/CAD at 1.33

Capital Allocation

•

The Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the company of up to 323.1 million equity shares of ₹2 each (representing 5.35% of total paid up equity capital) from the shareholders of the company on a proportionate basis by way of a tender offer. The buyback price is ₹325 ($4.71) per equity share payable in cash for an aggregate amount not exceeding ₹105 billion ($1.5 billion1) .

•

Further to the announcement on January 18, 2019, the Company, during the quarter ended March 31, 2019, allotted Bonus equity shares of ₹2/- each in the ratio of 1:3 (one bonus share for every three shares held) to the shareholders of the Company who were on the Register of Members of the Company as on March 7, 2019, which was the Record Date fixed by the Board of the Directors for this purpose.

•

The Board of Directors at its meeting held on January 18, 2019, had declared an interim dividend of ₹1 per equity share for the financial year 2018–19.The Board recommends adoption of the interim dividend as the final dividend for the financial year 2018 -19. Thus, the total dividend for the financial year 2018 - 19 remains ₹1 per equity share.

IT Services

Wipro continued its momentum in winning large deals globally as described below:

•

A leading North American financial services company has awarded a contract to Wipro to transform its security products suite. The multi-year engagement, powered by Wipro HOLMESTM , will help the client achieve operational agility for the adoption of new-age cyber security tools and enhance its security compliance framework.

•

A global technology company has selected Wipro to design and deliver a new level of experience for support services enterprise agility and modernizing core IT systems by leveraging Wipro HOLMESTM and third party cloud provider.

•

A leading Europe-headquartered manufacturer has awarded a multi-year digital workplace transformation contract to Wipro to drive employee productivity and cost optimization. The engagement will leverage Wipro’s LiVE WorkspaceTM platform and automation and AI capabilities to enable next-generation digital workplace services for the client.

•	Wipro has won an applications management contract from a European power company. The multi-year engagement will help the client carry out secure and efficient electricity trade.

•

A global consumer packaged goods company has awarded a cloud and IT infrastructure services contract to Wipro encompassing cloud hosting, applications, desktop virtualization, end user computing and cloud service integration and management.

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•

Wipro’s design-led value proposition, anchored by Wipro Digital and Designit, has secured a multi-year contract from a large North American healthcare company to reimagine their IT service desk and employee experience. The engagement will also leverage the Wipro HOLMESTM platform.

•	Wipro Digital has been selected to modernize a software-as-a-service e-mail security solution for a global technology company by rebuilding its user interface and other components.

•

Drawing on Wipro’s agile way of working and no-shore delivery model, a US retailer has awarded Wipro Digital a contract to build their next generation enterprise content management system that will allow them to create and scale customer experience, across channels through effective digital asset management.

Analyst Accolades and Awards

•	Wipro was recognized as the 2018 Citrix Cloud Partner of the Year for the India and ANZ regions for helping customers define their cloud journey in the area of digital workspace.

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Managed Workplace Services, North America. Daniel Barros, Mark Ray, January 14, 2019

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide, Craig Lowery et al.,February 26, 2019

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for CRM and Customer Experience Implementation Services, Worldwide, Patrick Sullivan, Ed Thompson, February 7 2019

•	Wipro was recognized as a Leader in The Forrester Wave™: Global Continuous Testing Service Providers, Q1 2019

•	Wipro was ranked among the HFS Top 10 High-Tech Service Providers 2019

•	Wipro was featured as a leading service provider in the HFS Top 10 Healthcare Services 2018

•	Wipro was recognized as a Leader by Everest Group in Banking BPO Digital Capability Platform Service Provider Landscape PEAK Matrix™ Assessment 2019

•	Wipro was recognized as Leader by Everest Group in Application Automation Services PEAK Matrix™ Assessment 2019

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the quarter was ₹2.8 billion ($39.9 million1).

•	IT Products Segment Revenue for the year was ₹12.3 billion ($178.0 million1).

•	IT Products Operating Margin for the quarter was -3.4% and -8.5% for the year.

India business from State Run Enterprises (SRE)

•	India SRE Segment Revenue for the quarter was ₹1.8 billion ($25.8 million1).

•	India SRE Segment Revenue for the year was ₹8.5 billion ($123.5 million1).

•	India SRE Operating Margin for the quarter was –43.4% and -21.4% for the year

Please refer the table on page 10 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 10 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2019, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro190416.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 7139	Phone: +1 978 826 4700	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31,
	2018	2019	2019
			Convenience translation into US dollar in millions (Refer Footnote 1 in Page 1)
ASSETS
Goodwill	117,584	116,980	1,691
Intangible assets	18,113	13,762	199
Property, plant and equipment	64,443	70,601	1,021
Financial assets
Derivative assets	41	173	3
Investments	7,668	6,916	100
Investment in equity accounted investee	1,206	1,235	18
Trade receivables	4,446	4,373	63
Other financial assets	4,186	5,146	74
Deferred tax assets	6,908	5,604	81
Non-current tax assets	18,349	20,603	298
Other non-current assets	11,540	15,872	229

Total non-current assets	254,484	261,265	3,777

Inventories	3,370	3,951	57
Financial assets
Derivative assets	1,232	4,931	71
Investments	249,094	220,716	3,191
Cash and cash equivalents	44,925	158,529	2,292
Trade receivables	100,990	100,489	1,453
Unbilled receivables	42,486	22,880	331
Other financial assets	7,429	14,611	211
Contract assets	—	15,038	217
Other current assets	23,167	23,086	334
Current tax assets	6,262	7,435	108

	478,955	571,666	8,265
Assets held for sale	27,201	240	3

Total current assets	506,156	571,906	8,268

TOTAL ASSETS	760,640	833,171	12,045

EQUITY
Share capital	9,048	12,068	174
Share premium	800	533	8
Retained earnings	453,265	534,700	7,731
Share based payment reserve	1,772	2,617	38
Other components of equity	18,051	18,198	263

Equity attributable to the equity holders of the Company	482,936	568,116	8,214
Non-controlling interest	2,410	2,637	38

TOTAL EQUITY	485,346	570,753	8,252

LIABILITIES
Financial liabilities
Long - term loans and borrowings	45,268	28,368	410
Derivative liabilities	7	—	—
Other financial liabilities	7	—	—
Deferred tax liabilities	3,059	3,417	49
Non-current tax liabilities	9,220	11,023	159
Other non-current liabilities	4,223	5,258	76
Provisions	3	2	—

Total non-current liabilities	61,787	48,068	694

Financial liabilities
Loans, borrowings and bank overdrafts	92,991	71,099	1,028
Derivative liabilities	2,210	1,310	19
Trade payables and accrued expenses	68,129	88,304	1,277
Other financial liabilities	1,050	644	9
Contract liabilities	17,139	24,768	358
Current tax liabilities	9,417	9,541	138
Other current liabilities	15,563	18,046	261
Provisions	796	638	9

	207,295	214,350	3,099
Liabilities directly associated with assets held for sale	6,212	—	—

Total current liabilities	213,507	214,350	3,099

TOTAL LIABILITIES	275,294	262,418	3,793

TOTAL EQUITY AND LIABILITIES	760,640	833,171	12,045

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	2018	2019	2019	2018	2019	2019
			Convenience translation into US dollar in millions (Refer footnote 1)			Convenience translation into US dollar in millions (Refer Footnote 1 in Page 1)
Gross Revenues	137,686	150,063	2,170	544,871	585,845	8,471
Cost of revenues	(97,794)	(106,942)	(1,546)	(385,575)	(413,033)	(5,972)

Gross profit	39,892	43,121	624	159,296	172,812	2,499
Selling and marketing expenses	(11,263)	(10,994)	(159)	(42,349)	(44,510)	(644)
General and administrative expenses	(9,801)	(6,669)	(96)	(34,141)	(35,951)	(520)
Foreign exchange gains/(losses), net	557	316	5	1,488	3,215	46
Other operating income	—	1,546	22	—	4,344	63

Results from operating activities	19,385	27,320	396	84,294	99,910	1,444
Finance expenses	(1,564)	(2,530)	(37)	(5,830)	(7,375)	(107)
Finance and other income	4,803	7,228	105	23,999	22,923	331
Share of profit /(loss) of equity accounted investee	(3)	(17)	—	11	(43)	(1)

Profit before tax	22,621	32,001	464	102,474	115,415	1,667
Income tax expense	(4,615)	(7,064)	(102)	(22,390)	(25,242)	(365)

Profit for the period	18,006	24,937	362	80,084	90,173	1,302

Profit attributable to:
Equity holders of the Company	18,028	24,833	359	80,081	90,031	1,300
Non-controlling interest	(22)	104	3	3	142	2

Profit for the period	18,006	24,937	362	80,084	90,173	1,302

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	3.00	4.13	0.06	12.64	14.99	0.22
Diluted	3.00	4.12	0.06	12.62	14.95	0.22
Weighted average number of equity shares used in computing earnings per equity share
Basic	6,004,470,975	6,008,783,491	6,008,783,491	6,333,391,200	6,007,376,837	6,007,376,837
Diluted	6,015,874,721	6,023,959,306	6,023,959,306	6,344,482,633	6,022,304,367	6,022,304,367

Additional Information:

	Three months ended			Year ended
	March 31, 2019	December 31, 2018	March 31, 2018	March 31, 2019	March 31, 2018
Particulars	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,043	45,979	37,775	175,262	144,139
Health BU	19,288	19,241	18,559	75,081	74,136
CBU	23,667	22,875	19,676	89,313	77,914
ENU	18,628	18,996	16,620	72,830	67,841
TECH	18,402	19,104	19,158	76,591	73,947
MFG	11,551	11,981	11,647	46,496	46,081
COMM	8,286	8,480	7,834	32,680	33,658

Total of IT Services	145,865	146,656	131,269	568,253	517,716
IT Products	2,759	3,145	4,169	12,312	17,998
ISRE	1,787	1,713	2,850	8,544	10,694
Reconciling Items	(32)	(8)	(45)	(49)	(49)

Total Revenue	150,379	151,506	138,243	589,060	546,359

Other operating Income
IT Services	1,546	—	—	4,344	—
IT Products	—	—	—	—	—
ISRE	—	—	—	—	—

Total Other Operating Income	1,546	—	—	4,344	—

Segment Result
IT Services
BFSI	9,649	9,095	6,256	33,831	24,549
Health BU	1,940	1,973	1,826	8,638	9,624
CBU	4,716	5,291	2,943	16,828	12,619
ENU	2,787	3,613	2,287	7,081	8,097
TECH	3,031	4,177	3,717	15,916	14,680
MFG	2,262	2,391	1,739	8,327	7,007
COMM	985	1,578	(749)	4,396	3,236
Unallocated	1,161	976	1,180	3,142	3,347
Other Operating Income	1,546	—	—	4,344	—

Total of IT Services	28,077	29,094	19,199	102,503	83,159

IT Products	(93)	212	48	(1,047)	362
ISRE	(775)	(686)	124	(1,829)	454
Reconciling Items	111	48	14	283	319

Total	27,320	28,668	19,385	99,910	84,294
Finance Expense	(2,530)	(1,627)	(1,564)	(7,375)	(5,830)
Finance and Other Income	7,228	5,362	4,803	22,923	23,999
Share of profit/ (loss) of equity accounted investee	(17)	7	(3)	(43)	11

Profit before tax	32,001	32,410	22,621	115,415	102,474

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise services segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended March 31, 2019
IT Services Revenue as per IFRS	$2,075.5
Effect of Foreign currency exchange movement	$(7.6)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,067.9
Three Months ended March 31, 2019
IT Services Revenue as per IFRS	$2,075.5
Effect of Foreign currency exchange movement	$57.6

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,133.1
Year ended March 31, 2019
IT Services Revenue as per IFRS	$8,120.3
Effect of Foreign currency exchange movement	$130.3

Non-GAAP Constant Currency IT Services Revenue based on Previous year exchange rates	$8,250.6